FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 13, 2003

Transcom WorldWide S.A.
(Translation of registrant's name into English)

75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

Transcom WorldWide S.A.

INDEX TO EXHIBITS

Item

   1. Press release dated February 13, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transcom WorldWide S.A.

Date: February 13, 2002	By: /s/ Stephen Downing Name: Stephen Downing Title: Financial Director

For immediate release 13 February 2003

FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2002

Luxembourg, 13th February 2003 -Transcom WorldWide S.A. (‘Transcom’) (Stockholmsbörsen: TWWA, TWWB; Nasdaq: TRCMA, TRCMB), Europe’s largest CRM operator by geographical footprint, today announced its financial results for the fourth quarter and year ended 31 December 2002.

2002 HIGHLIGHTS

  EBITDA up 30% to €19.0 million (€14.6million)
  Pre-Tax Profit more than triples to €5.0 million (€1.4 million)
  Net sales up 6.1% to €228.5 million (€215.3 million)
  Operating cash flow up 50% to €15.4 million
  Closing liquid funds up 32% to €23.2million (€17.6million) despite acquisitions of €7.1 million
  New contracts signed in fourth quarter worth €15 million in forward annualized revenues, including Dun & Bradstreet, Olivetti, Citibank Espana and Cigna Life Assurance

CONSOLIDATED INCOME STATEMENT (M EUR)	2002 Full Year	2001 Full Year

Net Sales	228.5	215.3

Earnings before depreciation and amortization	19.0	14.6

Operating income	5.6	2.3

Net financial items	-0.6	-0.9

Income after financial items and before income tax	5.0	1.4
and minority interest

Net result for the period	2.4	-0.8

Earnings per share before dilution	0.04	-0.01*

Total weighted average outstanding number of	64,103,903	63,053,939
shares before dilution
* Pro-forma as if the shares had been issued on 1 January 2001

2002 OPERATING REVIEW

Transcom, Europe’s largest CRM operation by geographical footprint, delivered a solid performance in 2002 despite increasingly adverse economic conditions. An important aspect was the development in Transcom’s cash position with 2002 closing liquid funds (including €7.1 spent on acquisitions) of €23.2million (€17.6 million). This confirms Transcom has the ability to generate substantial free cash flow and as a result can pay for acquisitions through internally generated cash flow. Net sales for the year increased to €228.5 million (€215.3 million) with the gross margin rising to 22.1% (21.2%). There was a 143% increase in operating profit in 2002 to €5.6 million (€2.3 million) and a full year positive net income of €2.4 million (€-0.8 million). Importantly, several new contracts were signed at the end of 2002.

The acquisition of 75% of Gestel announced in July, one of Spain’s leading call center operators, from Banco Santander Central Hispano S.A. (BSCH), continues to perform according to plan. This acquisition has given Transcom leverage in the financial services sector in one of the fastest growing CRM markets in Europe. Accordingly, Transcom is pleased to announce that on the back of this it has secured additional business from Cigna Life Assurance and has won a new contract with Citibank Espana SA, in Spain to provide credit card telesales and sales force field management solutions.

In addition to this, elsewhere in Europe, Transcom has secured new business contracts with amongst others: Dun & Bradstreet, one of the largest database management companies in the world, to provide CRM services, initially in Germany; Olivetti Technost, a world class Italian technology company, to provide telesales and technical helpdesks; Fortum, the Nordic Energy company, to provide overflow services; and ONCF, Morocco’s public train service operator, to provide customer care and reservation services. In total all the new contracts will generate €15 million in annualized revenues for Transcom.

Sales growth of 6.1% for 2002 was lower than would have been anticipated at the beginning of 2002. This was due to the aforementioned economic climate as well as non-performance of certain contracts, particularly those related to those European resellers using Worldcom’s facilities. The gross margin improvement for 2002 would have been better were it not for the fact that in Q4 the cost of sales rose more than net sales. This was due to specific costs associated with Denmark in Q4, where additional closure costs of €1.3million were incurred. This was primarily due to sickness rates rising and productivity falling as a result of the closure announcement. The closure of Copenhagen and Helsinki is now completed and no further associated costs are anticipated.

Transcom is and will continue to benefit from, the additional capacity and increased efficiency levels arising from the opening of new call centers in Tulle (France), Halle (Germany), Vordingborg (Denmark), Borås (Sweden), Casablanca (Morocco) and Riga (Latvia) during 2001 and Lecce (Italy) in 2002, as well as the acquisitions of Neltélink (Lithuania) and Gestel (Spain) in 2002. This impact of this efficiency drive is demonstrated by a reduction in overflow and sub-contract business to 3rd party suppliers, which was reduced from 9.8% of revenue for 2001 to 7.5% for 2002.

The Gestel acquisition expanded Transcom’s capacity to more than 7,700 employees in 30 call centers servicing 17 countries. Transcom’s geographical expansion will continue, with particular focus on the establishment of further new operations in Western Europe.

During the last quarter of 2002, the regional structure was changed, splitting up the Baltic and Nordic countries, with two new regions being created: The Northern region, consisting of Sweden, Denmark and Norway; and the Eastern region consisting of Finland, Lithuania, Estonia and Latvia. This change will facilitate further expansion into Eastern Europe in 2003.

Transcom has continued focusing on cost control with the closure of its facilities in Copenhagen and Helsinki. The Vordingborg (Denmark) and Tallinn (Estonia) facilities will absorb this capacity. This will result in significant cost savings for Transcom and demonstrates the continuing commitment to improving margins by operating from the most cost-efficient locations. The opening of the new CRM operation in Lecce, Southern Italy, in November 2002, reinforces this focus.

Transcom derives a significant proportion of its income from its principal client, Tele2, the leading pan-European telecommunications service provider. This relationship continues to enable Transcom to organically develop its largest call center network in Europe. However, an important development in 2002 was the change in the percentage of Transcom’s sales not related to the Tele2 group, which increased to 25% in Q4 2002, compared to 18% at the end of 2001. Given the previously discussed development in new business contracts, Transcom expects this trend to continue.

The economic climate adversely impacted the CRM industry in 2002, through slower than expected growth and delays in the outsourcing decision making process. Datamonitor, the leading market analysis company estimates that the outlook for 2003 is more encouraging, as companies will be increasingly forced to make cost saving decisions and outsource their CRM operations. Transcom has a steadily improving prospect list is well placed to benefit from this as the recent contract wins demonstrate.

FINANCIAL REVIEW FOR FULL YEAR 2002

Sales increased by 6.1% to €228.5 million (€215.3 million), primarily due to the consolidation of the Gestel acquisition from 1 July 2002.

Earnings before interest, taxes, depreciation and amortization rose by 30% to €19.0 million (€14.6 million).

Operating income for the 2002 consequently more than doubled to €5.6 million (€2.3 million). Transcom reported a pre-tax profit of €5.0 million compared to (€1.4 million), whilst the Group reported a €2.4 million profit after tax, compared to a loss of €0.8 million for 2001. Transcom reported earnings per share (before dilution) of €0.04 for 2002 (€-0.01).

Cash flow from operations for 2002 was up by 50% at €15.4 million (€10.3 million). Capital expenditure fell substantially to €8.4 million (€13.7 million) due to the reduced number of call center openings during 2002. Transcom spent €7.1 million on the Gestel acquisition in 2002. This accounts for the substantial majority of the acquisition cost with the remainder to be paid in Q1 2003. The working capital movement was €4.3 million (€10.6 million).

Transcom had liquid funds of €23.2 million (€17.6 million) at 31 December 2002, after taking account of the money paid for the majority of the Gestel acquisition. Long term debt of €15.5 million remained at the same level as at 31 December 2001. The equity to assets ratio at 30 September was 56.9% (59.6%).

OTHER INFORMATION

Transcom’s financial results for the first quarter 2003 will be announced on 25 April 2003.

This report has not been subject to review by the Company`s auditors.

The Board of Directors of Transcom WorldWide S.A. Luxembourg, 13 February 2003.

For further information please contact: Keith Russell, President and CEO Dwayne Taylor, Investor & Press enquiries	+352 27 755 000 +44 20 7321 5010

Transcom WorldWide is a rapidly expanding Customer Relationship Management (CRM) solution provider, with 30 call center operations employing more than 7,700 people delivering services to 17 countries – Luxembourg, Sweden, France, Denmark, Germany, Finland, Italy, Switzerland, Norway, the Netherlands, Spain, Austria, Morocco, Estonia, Latvia, Lithuania and the UK.

The company provides CRM solutions for companies in a wide range of industry sectors, including telecommunications and e-commerce, travel & tourism, retail, financial services and utilities. Transcom offers clients a broad array of relationship management services, including inbound and outbound call handling, Interactive Voice Response, Internet Services, e-mail processing and fax broadcast. Client programs are tailor-made and range from single applications to complex programs, which are offered on a country-specific or international basis in up to 38 languages.

Transcom WorldWide S.A.‘A’ and ‘B’ shares are listed on the NASDAQ National Market under the symbols TRCMA and TRCMB and on the Stockholmsbörsen O-List under the symbols TWWA and TWWB.

CONSOLIDATED INCOME STATEMENT (M EUR)	2002 Full Year	2001 Full Year

Net Sales	228.5	215.3

Cost of sales	-177.8	-169.6

Gross Profit	50.7	45.7

Selling, general and admin expenses	-41.6	-40.1

Goodwill amortisation	-3.5	-3.3

Operating income	5.6	2.3

Net financial items	-0.6	-0.9

Income after financial items	5.0	1.4

Minority share in earnings	-0.5	-0.2

Taxes	-2.1	-2.0

Net result for the period	2.4	-0.8

Earnings per share before dilution	0.04	-0.01*

Earnings per share after dilution	0.03	-0.01*

Total weighted average outstanding number of shares	64,103,903	63,053,939
before dilution

Total weighted average outstanding number of shares	71,935,136	63,053,939
after dilution

* Pro-forma as if the shares had been issued on 1 January 2001

CONSOLIDATED INCOME STATEMENT (M EUR)	2002 Oct 1 — Dec 31	2001 Oct 1 — Dec 31

Net Sales	62.7	55.4

Cost of sales	-47.5	-39.9

Gross Profit	15.2	15.5

Selling, general and admin expenses	-11.9	-10.9

Goodwill amortisation	-0.9	-0.8

Operating income	2.4	3.8

Net financial items	0.0	-0.3

Income after financial items	2.4	3.5

Minority share in earnings	-0.2	-0.2

Taxes	-0.9	-0.8

Net result for the period	1.3	2.5

Earnings per share	0.02	0.04

Total weighted average outstanding number of shares	64,103,903	63,053,939

CONSOLIDATED BALANCE SHEET (M EUR)	31-Dec 2002	31-Dec 2001

Fixed Assets

Goodwill	46.5	43.4

Other Fixed Assets	25.6	25.4

	72.1	68.8

Current Assets

Short-term receivables	41.7	38.2

Cash and bank	23.2	17.6

	64.9	55.8

Total Assets	137.0	124.6

Shareholders equity	77.9	74.3

Minority interest in equity	1.3	0.4

Long-term liabilities

Convertible Loan	15.5	15.5

Interest bearing liabilities	0.7	0.6

	16.2	16.1

Short-term liabilities

Non-interest bearing liabilities	41.6	33.8

Total shareholders equity and liabilities	137.0	124.6

CONSOLIDATED STATEMENT OF CASH FLOWS (M EUR)	Full Year 2002	Full Year 2001

Cash flow from:

Operations	15.4	10.3

Capital Expenditure	-8.4	-13.7

Purchase of business	-7.1	0.0

Changes in Working Capital	4.3	10.6

Financing activities	1.4	5.8

Cash flow for the period	5.6	13.0

Opening liquid funds	17.6	4.6

Closing liquid funds	23.2	17.6

SHAREHOLDERS EQUITY (M EUR)	Full Year 2002	Full Year 2001

Opening balance	74.3	74.5

Issuance of stock	1.3	0.8

Translation differences	-0.1	-0.2

Net income for the period	2.4	-0.8

Closing balance	77.9	74.3

The income statement and balance sheet are produced inaccordance with InternationalAccounting Standards.Transcom uses Euro as its reporting currency